Media release

Rio Tinto board changes

26 June 2017

Ann Godbehere has been appointed as senior independent director on the Rio Tinto board, in which capacity she will lead the process underway to appoint a new chairman to succeed Jan du Plessis. Ann, who was appointed to the board in February 2010, joins the Remuneration Committee and remains the chair of the Audit Committee.

Simon Thompson has been appointed chair of the Remuneration Committee. Simon joined the board in 2014 and became a member of the Remuneration Committee in 2016.

All of these appointments are with immediate effect.

Contacts

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www.riotinto.com

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